Goldman Sachs (Asia) L.L.C.

68th Floor, Cheung Kong Center

2 Queens Road

Central, Hong Kong

Morgan Stanley & Co. LLC

1585 Broadway Avenue

New York, New York 10036

U.S.A.

UBS Securities LLC

1285 Avenue of the Americas

New York, New York 10019

U.S.A

As representatives of the prospective underwriters

VIA EDGAR

June 8, 2021

Office of Technology

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Ms. Jan Woo

Mr. Edward Kim

Mr. Stephen Krikorian

Ms. Laura Veator

Re:	Kanzhun Ltd. (the “Company”)

Registration Statement on Form F-1, as amended (Registration No. 333-256391)

Registration Statement on Form 8-A (Registration No. 001-40460)

Ladies and Gentlemen:

We hereby join the Company’s request for acceleration of the above-referenced Registration Statements, requesting effectiveness for 2:00 p.m., Eastern Daylight Time on June 10, 2021, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that between June 4, 2021 and the date hereof, approximately 11,265 copies of the preliminary prospectus of the Company dated June 4, 2021 were distributed to underwriters, dealers, institutional investors and others.

We have been advised by the prospective underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

As representatives of the prospective underwriters

GOLDMAN SACHS (ASIA) L.L.C.

By:	/s/ Wei Cai
Name:	Wei Cai
Title:	Managing Director

MORGAN STANLEY & CO. LLC

By:	/s/ Celestina Milner
Name:	Celestina Milner
Title:	Executive Director

UBS SECURITIES LLC

By:	/s/ Brian DeLeo
Name:	Brian DeLeo
Title:	Managing Director

By:	/s/ Ansley Griffith
Name:	Ansley Griffith
Title:	Associate Director

[Underwriters Acceleration Request]